April 18, 2017

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, N.E.
Washington, D.C. 20549
Attention: Amanda Ravitz

   Assistant Director

Re:	Ameri Holdings, Inc. Registration Statement on Form S-1 Filed February 7, 2017 File No. 333-215923

Ladies and Gentlemen:

On behalf of Ameri Holdings, Inc., a Delaware corporation (the “Company”), we hereby submit in electronic format for filing through EDGAR with the U.S. Securities and Exchange Commission (the “SEC”), pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of the captioned Amendment No. 1 of the Registration Statement on Form S-1 (the “Amendment”), for the resale of certain securities of the Company.

This letter also responds to the comments received from the staff of the SEC in its comment letter dated March 6, 2017 with respect to the above-referenced Registration Statement on Form S-1 filed by the Company on February 7, 2017 (the “Registration Statement”).

Courtesy copies of this letter and the Registration Statement, together with all exhibits, are being provided directly to the staff for its convenience (attention: Amanda Ravitz, Assistant Director) in the review of the foregoing documents.

To facilitate the staff’s review, the SEC’s comments are reproduced before each of the Company’s responses thereto. All page numbers referred to in this letter correspond to the page numbers of the Amendment.

General

1.	In connection with your disclosure throughout regarding the offered securities, please address the following concerns:

•	Whether the 2,666,666 shares offered by you underlie the 2,666,666 warrants offered for resale by the selling shareholders.

•	If the shares offered for issuance by you do not underlie the warrants offered by selling security holders:

o	you may only register the resale of those shares by the warrant holders, not the issuance, since the initial offer by you of those shares already commenced privately in connection with the initial related warrant placement; and

o	you must also register the resale of the shares underlying the warrants, since they are offered simultaneously with the warrants, and revise your fee table and other disclosures accordingly.

•	If the shares offered for issuance by you do underlie the warrants offered by selling security holders:

o	please make the connection clearer in your cover page, summary and elsewhere as applicable

o	clarify that the registered issuance of the underlying shares relates only to the exercise of the related warrants by purchasers of the warrants in this offering, but not by the selling shareholders.

•	Consistent with the above items, clarify defined terms so that the securities offered and their relation to each other is clear. One example is “Original Warrants.”

Response: As requested by the staff, the disclosure in the Amendment, including on the cover page and in the prospectus summary, has been revised to clarify (1) that 2,666,666 shares of common stock being registered by the Company underlie the 2,666,666 warrants that are being registered and (2) that the shares of common stock underlying the warrants relate only to the exercise of the warrants, whether by the selling stockholder or following the sale of the warrants by the selling stockholder. As requested by the staff, defined terms with respect to the securities being registered have also been revised to more clearly describe the securities and their relation to each other. No securities are being offered for sale pursuant to the Registration Statement, which has been filed solely for the registration of (i) already issued and outstanding securities held by certain stockholders of the Company and (ii) shares of common stock issuable upon the exercise of the warrants being registered.

Our Company, page 1

2.	In light of your recent acquisition of all of your revenue-generating businesses, please clarify how your current business relates to the use of the products described in the second paragraph under this heading. Specifically, if your revenues primarily derive from the traditional consulting businesses of the acquired entities, please make this clear and identify your business plan as anticipatory in nature.

Response: In response to the staff’s comment, the Company has revised the disclosure in the Prospectus Summary (on page 1) and in the Description of Business (on page 29) to describe how the Company’s business relates to the use of acquired business services and products, as well as how revenues are generated in respect of acquired businesses.

3.	In this connection, please clarify in your summary any challenges presented by your need to integrate each of your recently acquired businesses.

Response: In response to the staff’s comment, the Company has added disclosure in the Prospectus Summary (under the heading “Our Growth Strategy” on page 1) and in the Description of Business (under the heading “Our Growth Strategy” on page 35) to describe the Company’s integration of acquired businesses, including challenges related thereto.

Recent and Proposed Acquisitions, page 4

4.	Please provide the pro forma financial information required by Rule 8-05 and Article 11 of Regulation S-X for all your acquisitions or explain to us why this is not required.

Response: As requested by the staff, the Company has added the pro forma financial information requested in respect of its acquisitions of Bellsoft, Inc. and DC&M Partners, L.L.C. The Company has not provided financial statements or pro forma financial information for its other acquisitions, as such acquisitions were determined by the Company to be insignificant acquisitions in accordance with Rule 8-04 of Regulation S-X (see the Company’s response to comment no. 21 below); except that the Company will file audited financial statements for the year ended December 31, 2016 and pro forma financial information for its acquisition of ATCG Technology Solutions, Inc. by amendment of the Current Report on Form 8-K that was filed on March 13, 2017 to disclose the closing of such acquisition, but for which the financial statements and pro forma financial information were not yet available.

Letter of Intent, page 4

5.	Please revise to provide the name of the SAP consulting services company that is a party to the proposed acquisition discussed in the first paragraph of page 4. We also note that you only disclose a single measure of Target’s 2016 financial results, revenue, which might not provide a complete picture of their results of operations. Revise to disclose any other pertinent amounts in order to provide a full understanding of Target’s 2016 results of operations.

Response: As the Company recently completed the acquisition of ATCG Technology Solutions, Inc. (“ATCG”), the SAP consulting services company for which the letter of intent was previously disclosed, the Prospectus Summary and Description of Business section of the Amendment have been updated to describe the completed acquisition (see pages 3 and 30 - 31 of the Amendment). As noted in response to comment no. 4 above, ATCG’s audited financial statements for the year ended December 31, 2016 will be filed by the Company pursuant to an amendment of the Current Report on Form 8-K that was filed on March 13, 2017 to disclose the closing of such acquisition.

6.	Please disclose your estimate of the total purchase price, including the number and value of shares to be issued as part of your proposed acquisition and the amount of the referenced promissory note. Revise to include the financial statements and pro forma information required by Rules 8-04 and 8-05 of Regulation S-X or explain to us the reason that this is not required.

Response: As noted in response to comment no. 5 above, the Amendment includes revised disclosure describing the completed acquisition of ATCG, including the consideration for the acquisition (see pages 3 and 30 - 31 of the Amendment), and ATCG’s audited financial statements for the year ended December 31, 2016 will be filed by the Company pursuant to an amendment of the Current Report on Form 8-K that was filed on March 13, 2017 to disclose the closing of such acquisition.

Acquisition of DC&M, page 4

7.	Please describe the business of DC&M.

Response: As requested by the staff, the Company has revised the disclosure regarding DC&M in the Prospectus Summary and Description of Business section of the Amendment to describe the business of DC&M (see pages 3 and 31 of the Amendment).

Use of Proceeds, page 27

8.	Please clarify whether you intend to use any of the proceeds from the exercise of the warrants to fund payments you may have to make in connection with recent or pending acquisitions.

Response: As requested by the staff, the Company has revised the Use of Proceeds section to clarify that it does not intend to use any of proceeds from the exercise of the warrants to fund payments for recent or future acquisitions (see page 27).

Description of Business, page 29

9.	Please revise to explain industry jargon to an investor not in your business, such as “technology white space,” and eliminate marketing language.

Response: The Company has revised disclosure in the Prospectus Summary and Description of Business section of the Amendment to provide an updated description of the Company’s business, including to remove unnecessary industry jargon and marketing language (see pages 1-2 and 29-37).

10.	You make several qualitative and factual claims about your business, products and service offerings where the basis for those claims is not clear from the disclosure. One example is your claim that “Innovative solutions emerging from our lab have won international awards.” Please revise to explain your basis or to identify the statement as management’s belief, as appropriate.

Response: In response to the staff’s comment, the Company has revised the disclosure in the Amendment to remove qualitative and factual claims that are not supported by the Company’s description of its business and financial results.

11.	Please explain how you allocate responsibility/accountability to your customers between you and your “subject matter technology specialists.”

Response: As requested by the staff, the Company has revised the “Strategic Alliances” subsection of the Description of Business to explain the Company’s use of technology specialists and the allocation of responsibility among the Company and such specialists (see page 37).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenues, pages 43 to 45

12.	Please revise to provide a more specific explanation of the reason for the significant increase in revenues each period, including the amount of the increase related to new products, services or customers and the amount attributed to each acquisition. Refer to the requirements of Item 303 of Regulation S-K.

Response: The Amendment includes the Company’s audited condensed consolidated financial statements as of December 31, 2016 and 2015 and for the years then ended, and the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Amendment has been revised by the Company consistent with the audited financial statements. As requested by the staff, the Company also explains the reason for the increase in its revenues from 2015 to 2016 is due to its recent acquisitions and provides the amount of the increase attributable to each acquisition (see page 41).

Selling, general and administrative expenses, page 43

13.	Please revise to provide a more specific explanation of the reason for the significant increase in SG&A expenses, including the amount related to each acquisition, increased corporate overhead and other factors. The amount of any reorganization expenses included in SG&A expenses should also be separately quantified and discussed.

Response: As requested by the staff, the Company has revised the disclosure regarding its selling and marketing expenses and its general and administration expenses to provide additional details, including amounts related to each acquisition. The Company confirms that no reorganization expenses are included in its selling and marketing expenses and its general and administration expenses.

14.	Please revise to separately quantify and discuss the amounts included in nonrecurring expenses. In addition, explain to us why you believe these expenses are nonrecurring.

Response: As requested by the staff, the Company has revised the “Nonrecurring Expenses” subsection of Management’s Discussion and Analysis of Financial Condition and Results of Operations has been revised to separately quantify and discuss amounts included in nonrecurring expenses and explain why the Company believes such expenses are nonrecurring (see pages 41-42).

Unaudited Financial Statements of Ameri Holdings, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows, page F-4

15.	We note your line item acquisition consideration payable. Please confirm that these amounts only contain cash payments in accordance with ASC 230-10-45-13(b), and not amounts attributable to equity issuances or amounts owed or payable. Please also clarify why the amount for current period is a use of cash and for the prior period is a source of cash. Revise Note 3 to clarify how these amounts were determined.

Response: As requested by the staff, the Company confirms that the line item “acquisition consideration payable” contained in the statements of cash flows in its 2016 audited condensed consolidated financial statements sets forth amounts that only contain cash payments in accordance with ASC 230-10-45-13(b), with the amounts set forth for both 2016 and 2015 representing uses of cash. Note 3 of the Notes to the Company’s Condensed Consolidated Financial Statements for the Year Ended December 31, 2016 includes additional information about how the consideration payable amounts reflected in the financial statements were determined.

16.	Please explain to us why the purchase of intangible and fixed assets in the investing section of the statements of cash flows on page F-4 is a use in the current period and a source in the prior period. In addition, explain to us what the amount for goodwill represents in the prior period.

Response: The line item “purchase of intangible and fixed assets” in the investing section of the statements of cash flows in the Company’s 2016 audited condensed consolidated financial statements contains amounts for both 2016 and 2015 representing uses of cash. Goodwill is not included in the statements of cash flows in the Company’s 2016 audited condensed consolidated financial statements.

Note 2: Basis of Presentation, page F-5

17.	Please disclose your year-end, and clarify whether you previously changed your year-end.

Response: As requested by the staff, Note 2 of the Notes to the Company’s Condensed Consolidated Financial Statements for the Year Ended December 31, 2016 discloses that the Company’s year-end of December 31 and that Ameri and Partners, the Company’s wholly-owned operating subsidiary that was the accounting acquirer in connection with the Company’s May 2015 reverse merger, changed its fiscal year end from March 31 to December 31 pursuant to the merger.

Note 3: Business Combinations, page F-5

18.	Please provide all of the applicable disclosures required by ASC 805 for each of your acquisitions, including a summary of the purchase price and how this was determined, the allocation of the purchase price to all assets and liabilities acquired, specific details of the valuation of any intangible assets acquired and your related accounting treatment. Disclose how any contingent consideration was determined and the related accounting treatment for this consideration. Provide the disclosures required by ASC 805-30-50-1 and 50-2 for each acquisition. Also refer to the disclosure requirements of ASC 805-10-50 and 20-50.

Response: Note 3 of the Notes to the Company’s Condensed Consolidated Financial Statements for the Year Ended December 31, 2016 discloses for each acquisition that the valuation of each acquired company was based on the projected revenues from such company over a period of three years and that the consideration paid for each acquisition has been capitalized as an intangible asset and goodwill. Note 3 also discloses how the contingent earn-out consideration has been determined and accounted for.

19.	We note you recognized September 1, 2015 as the effective date of your Bellsoft acquisition when November 20, 2015 was the acquisition consummation date. Please explain to us the reason for using a different date for your accounting treatment and why this is appropriate.

Response: As requested by the staff, the description of the “Acquisition of Bellsoft” under Note 3 of the Notes to the Company’s Condensed Consolidated Financial Statements for the Year Ended December 31, 2016 explains the Company’s basis for using an acquisition effective date that is different for accounting purposes than the acquisition consummation date.

20.	Please ensure that all of your date references are correct. For example, on page F-6 the reference to July 1, 2017 for the Bigtech acquisition does not appear correct and the reference to July 22, 2015 for the Virtuoso acquisition also does not appear correct.

Response: As requested by the staff, incorrect date references have been corrected.

21.	You set forth on page 4 that your acquisitions of Bigtech and Virtuoso were not significant and the filing does not include separate financial statements of these acquired entities. Please provide us your supplemental computations of how you determined that the requirements of Rule 8-04 of Regulation S-X were not met for each of these acquisitions.

Response: As requested by the staff, set forth below are the Company’s computations of how it determined that the requirements of Rule 8-04 of Regulation S-X were not met for the acquisitions of Bigtech and Virtuoso. As the Bigtech and Virtuoso acquisitions were made in mid-2016, the calculations made below with respect to the “investment” and “total assets” tests are based on the Company’s total assets of $13,834,934 as of December 31, 2015 and the calculations with respect to the “pre-tax income test” is based on the Company’s loss before taxes of $2,019,218 for the nine-month transition period ended December 31, 2015, for which the Company filed condensed consolidated audited financial statements with its Transition Report on Form 10-K on March 15, 2016.

Company	Investment Test	Total Assets Test	Pre-Tax Income Test	Significant?
Bigtech	$850,000 = 6.14%	$500,000 = 3.61%	$(64,000) = 3.17%	NO
Virtuoso	$1,830,000 = 13.23%	$500,000 = 3.61%	$320,000 = 15.85%	NO

Note 7: Intangible Assets, page F-9

22.	Please revise to provide all of the applicable disclosures required by ASC 350-30-50. For example, it does not appear that you have provided disclosures for major classes of intangible assets.

Response: As requested by the staff, Note 7 of the Notes to the Company’s Condensed Consolidated Financial Statements for the Year Ended December 31, 2016 discloses all major classes of intangible assets of the Company. The Company’s intangible assets consist of the customer lists and software products acquired through each of its acquired subsidiaries.

Note 13: Loan Agreement with Sterling National Bank, page F-12

23.	Please provide all of the applicable disclosures required by Rule 5-02(22) of Regulation S-X, including the rates of interest and maturity dates related to your loan agreements.

Response: As requested by the staff, Note 16 of the Notes to the Company’s Condensed Consolidated Financial Statements for the Year Ended December 31, 2016 sets forth the required disclosures under Rule 5-02(22) with respect to the Company’s loan agreement with Sterling National Bank, as well as the rates of interest and maturity dates applicable to line of credit and term loan of the Company’s Bigtech subsidiary.

Financial Statement of Ameri and Partners, Inc.

24.	We note that Ameri and Partners is your wholly owned subsidiary, and that its financial statements are generally the same as your financial statements. Please explain to us why you have included these separate financial statements in the registration statement. In addition, explain to us why the financial statements of Ameri Partners reference an inception date of November 27, 2013.

Response: As the Company filed its audited financial statements for fiscal year 2016 with its annual report on Form 10-K on March 31, 2017, the Amendment includes the Company’s audited condensed consolidated financial statements as of December 31, 2016 and 2015 and for the years then ended, and the financial statements of Ameri and Partners were removed, as they are no longer needed in order to provide financial statements of the Company for the past two completed fiscal years. The financial statements of Ameri and Partners were included in the initial filing of the Registration Statement in order to provide audited financial statements of the Company for two fiscal years, as Ameri and Partners was the accounting predecessor of the Company as of May 26, 2015 (the date of the reverse merger). November 27, 2013 was noted as the inception date for Ameri and Partners in its financial statements, because that was the date Ameri and Partners was formed.

Financial Statements of Bellsoft, Inc. and Subsidiaries

Financial Statements of DC&M Partners L.L.C.

25.	We note you have provided audited financial statements of Bellsoft, Inc. and DC&M Partners in the filing. Please revise to include the interim financial statements of these acquired entities required by Rule 8-04(c) of Regulation S-X.

Response: As requested by the staff, the interim financial statements of Bellsoft, Inc. and DC&M Partners as of the dates that each company was acquired by the Company have been included in the Amendment. Following the acquisition of each of Bellsoft, Inc. and DC&M Partners, their financial results were included in the consolidated financial statements of the Company.

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The Company hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*       *       *

Should any member of the SEC’s staff have any questions or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me at (212) 451-2289 or Jason Cabico at (212) 451-2395.

Very truly yours, /s/ Adam W. Finerman Adam W. Finerman

cc: Mr. Giri Devanur